Item 77M - 	Deutsche Real Assets Fund (a series
of Deutsche Investment Trust)
The Board of Trustees of Deutsche Select
Alternative Allocation Fund and Deutsche Gold &
Precious Metals Fund (each, an "Acquired Fund" and together the "Acquired Funds") approved a proposal by Deutsche Investment Management
Americas Inc., the advisor of each of the Acquired
Funds, to effect the merger of each Acquired Fund into Deutsche Real Assets Fund (Acquiring Fund), subject to shareholder approval by each Acquired
Fund. On October 26, 2017, the shareholders of
Deutsche Select Alternative Allocation Fund approved the merger, and Deutsche Select
Alternative Allocation Fund was merged into the Acquiring Fund on November 20, 2017 (the Merger
Date for that merger). On November 21, 2017, the shareholders of Deutsche Gold & Precious Metals
Fund approved the merger, and Deutsche Gold &
Precious Metals Fund was merged into the Acquiring Fund on December 11, 2017 (the Merger
Date for that merger).

On each Merger Date, any investment in the Acquired Fund was exchanged for an investment with an equal aggregate net asset value in the Acquiring Fund. Therefore, as a result of the merger, shareholders of each Acquired Fund became shareholders of the Acquiring Fund.